AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2015
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
BRL 200 million Zero Coupon Deep Discount Notes Tap 2	Borrowing	16-Oct-15	28-Oct-15	22-Jul-30	BRL 200	Daiwa Capital Markets
USD 1 billion Global Bond	Borrowing	27-Oct-15	03-Nov-15	03-Nov-17	USD 1,000	BoAML / GS / JPM / SG
BRL 7.6 million Deep Discount Notes	Borrowing	10-Nov-15	08-Dec-15	09-Dec-20	BRL 7.6	BNP Paribas
JPY 100 million Fixed to FX Linked Callable Dual Currency Note	Borrowing	10-Nov-15	27-Nov-15	01-Aug-45	JPY 100	SMBC Nikko Capital Markets Limited
USD 100 million Fixed Rate Callable Step-Up EMT Notes	Borrowing	23-Nov-15	14-Dec-15	14-Dec-20	USD 100	Societe Generale
BRL 200 million Zero Coupon Deep Discount Notes	Borrowing	26-Nov-15	03-Dec-15	03-Dec-20	BRL 200	Daiwa Capital Markets
US$ 250 million Global Bond Tap 1	Borrowing	30-Nov-15	07-Dec-15	02-Oct-18	USD 250	BMO / TD Securities
JPY 100 million USDJPY-linked PRDC Note	Borrowing	04-Dec-15	21-Dec-15	22-Dec-45	JPY 100	BNP Paribas
US$ 75 million Global Bond Tap 2	Borrowing	07-Dec-15	14-Dec-15	02-Oct-18	USD 75	BAML
US$ 500 million Global Green Bond	Borrowing	09-Dec-15	17-Dec-15	17-Dec-18	USD 500	Barclays/CA-IB/Deutsche Bank

ECP transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial paper	20-Oct-15	22-Oct-15	23-Nov-15	USD 25	ING
ECP	Commercial paper	20-Oct-15	22-Oct-15	23-Nov-15	USD 100	ING
ECP	Commercial paper	21-Oct-15	23-Oct-15	23-Dec-15	USD 50	Societe Generale
ECP	Commercial paper	23-Oct-15	26-Oct-15	3-Dec-15	USD 30	UBS
ECP	Commercial paper	16-Nov-15	18-Nov-15	18-Feb-16	USD 50	ING
ECP	Commercial paper	18-Nov-15	23-Nov-15	23-Feb-16	USD 200	CommerzBank
ECP	Commercial paper	19-Nov-15	23-Nov-15	23-Feb-16	USD 20	Banc of America Securities
ECP	Commercial paper	19-Nov-15	23-Nov-15	23-Feb-16	USD 100	ING
ECP	Commercial paper	19-Nov-15	23-Nov-15	22-Jan-16	USD 25	ING
ECP	Commercial paper	20-Nov-15	24-Nov-15	24-Feb-16	USD 200	Barclays

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
USD 400 million	23-Oct-95	23-Oct-95	15-Oct-15	USD 400

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 200 million PRDC Notes	25-Oct-06	14-Nov-06	14-Nov-36	JPY 200	14-Nov-15	Bank of New York Mellon

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	1-Jul-15	3-Jul-15	6-Nov-15	30	ING
ECP	1-Jul-15	3-Jul-15	5-Oct-15	50	ING
ECP	1-Sep-15	3-Sep-15	4-Dec-15	50	UBS
ECP	1-Sep-15	3-Sep-15	3-Dec-15	25	Banc of America Securities
ECP	2-Sep-15	4-Sep-15	4-Dec-15	50	ING
ECP	3-Sep-15	8-Sep-15	8-Dec-15	100	Banc of America Securities
ECP	8-Sep-15	10-Sep-15	10-Nov-15	50	ING
ECP	18-Sep-15	22-Sep-15	22-Oct-15	100	Banc of America Securities
ECP	23-Sep-15	25-Sep-15	30-Nov-15	200	Barclays
ECP	23-Sep-15	25-Sep-15	28-Oct-15	200	Barclays
ECP	23-Sep-15	25-Sep-15	26-Oct-15	100	UBS
ECP	30-Sep-15	2-Oct-15	1-Dec-15	100	UBS
ECP	20-Oct-15	22-Oct-15	23-Nov-15	100	ING
ECP	20-Oct-15	22-Oct-15	23-Nov-15	25	ING
ECP	21-Oct-15	23-Oct-15	23-Dec-15	50	Societe Generale
ECP	23-Oct-15	26-Oct-15	3-Dec-15	30	UBS

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 31 December 2015.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer